File No. 70-10200

                       SECURITIES AND EXCHANGE COMMISSION

                           CERTIFICATE OF NOTIFICATION

                                    (Rule 24)

                                       By

                                   ENRON CORP.

        In accordance with the order of the Securities and Exchange Commission dated March 9, 2004, Holding Co. Act Release No. 27809 (the "Order"), Enron Corp. ("Enron") hereby submits its report for the period July 1, 2004 to September 30, 2004 (the "Reporting Period"). The following is a listing of the applicable reporting requirements contained in the Order together with the response thereto. Unless otherwise defined herein, all capitalized terms in this Certificate of Notification shall have the meaning set forth in the Order.

REPORTING REQUIREMENT NO. 1:

        With respect to securities and letters of credit issued during the respective quarter under (i) the Second Amended DIP Credit Agreement, as it may be amended, and (ii) any short-term debt securities issued by Portland General under its short-term revolving credit facility or otherwise, Applicants will disclose the name of the issuer, the principal or face amount of the security or letter of credit issued, the interest rate and the maturity date.

RESPONSE:

        See Exhibit A.

REPORTING REQUIREMENT NO. 2:

        With respect to (i) the cash management arrangements between Enron and its subsidiaries (excluding Portland General), and (ii) the cash management arrangements between Portland General and its subsidiaries, the Applicants will disclose the principal, interest rate, the maturity date and the name of the lending company for transactions during the respective quarter.

RESPONSE:

        See Exhibit B.

REPORTING REQUIREMENT NO. 3:

        Applicants will disclose the names of the associate companies transferred to each of Prisma and CrossCountry. Each such list will show the full roster of companies transferred to Prisma and CrossCountry as of the close of the respective quarterly reporting period.


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RESPONSE:

        See Exhibit C-1 for associate companies transferred to Prisma and its subsidiaries during the Reporting Period. See also, Exhibit C-2 for associate companies transferred to CrossCountry and its subsidiaries during the prior Reporting Period. No companies were transferred to CrossCountry or its subsidiaries during this Reporting Period.

REPORTING REQUIREMENT NO. 4:

        Applicants will disclose sales of all or substantially all of the assets of a subsidiary, companies and other entities in the Enron group, in each case, where the consideration received was $25,000 or more that have been completed within the respective quarterly reporting period. Such disclosure to include the name of the entity or a description of the assets sold and the aggregate consideration received for such sale.

RESPONSE:

        See Exhibit D. See also, Exhibit E with respect to other dispositions.

Note: The Debtors, non-Debtor affiliates, and certain other related companies have completed asset sales during the respective quarterly reporting period resulting in gross consideration to the Debtors' bankruptcy estates, non-Debtor affiliates, and certain other related companies as set forth in Exhibit D. The sale proceeds have, in certain instances, been used to repay indebtedness or other claims, and may be further subjected to a variety of claims from related and unrelated parties. In certain instances a portion of the proceeds may have been and may continue to be subject to adjustments for the payment of certain items, including, without limitation, commissions, break-up fees, professional fees, taxes, liens, working capital adjustments, indemnification claims, and other closing costs and disbursements. In certain instances, prior to the confirmation of the Chapter 11 Bankruptcy Plan (the "Plan"), proceeds from these sales were segregated or placed in escrow accounts and the distribution of such proceeds required either consent of the Creditors' Committee or an order of the Bankruptcy Court. After confirmation of the Plan on July 15, 2004, proceeds that had been segregated or escrowed were released from such restrictions to eventually be distributed in accordance with the Plan.

REPORTING REQUIREMENT NO. 5:

        Applicants will disclose the aggregate amount of Northern Border Partners' distributions out of partnership capital and the aggregate amount invested in Energy Assets during the respective quarter. Such disclosure will include a concise description of the Energy Assets acquired.

RESPONSE:

        During the Reporting Period, Northern Border Partners paid total distributions of $39,905,877.61, of which the amount of $6,641,231.62 was out of partnership capital.

        During the Reporting Period, Northern Border Partners, through its subsidiary, Bear Paw Energy, LLC, acquired natural gas gathering facilities located in Campbell County, Wyoming,


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consisting of approximately ten (10) miles of 8" diameter poly pipeline and three and one-half (3.5) miles of 6" steel pipeline and compressor stations and ancillary equipment. The purchase price paid was $900,000, subject to minor adjustments.

REPORTING REQUIREMENT NO. 6:

        Applicants will summarize the corporate restructuring, simplification, dissolution and liquidation transactions that have been conducted during the respective quarter.

RESPONSE:

        See Exhibit E. See also, Exhibit C-1, which indicates the associate companies in the Enron group that have been transferred to Prisma and its subsidiaries during the Reporting Period. See also, Exhibit D, which reports on the sales of assets, subsidiaries and other entities.

REPORTING REQUIREMENT NO. 7:

        Applicants will disclose the types of services and goods sold by Enron to Portland General and by Portland General to Enron during the respective quarter. Such disclosure will include a description of services or goods transactions by category, with amounts expended for each category.

RESPONSE:

        See Exhibit F.

REPORTING REQUIREMENT NO. 8:

        For the quarterly period that includes any filing of a consolidated tax return involving both Enron and Portland General, Applicants will disclose Portland General's separate return tax for the period concerned in the consolidated tax return and the amount of its tax payment to Enron for the same period. In addition, Applicants will disclose the aggregate amount of losses, credits or other tax attributes contributed by Enron to the consolidated tax return and the value received by Enron for such tax attributes as a result of the allocation method specified in the consolidated tax filing agreement.

RESPONSE:

        The consolidated federal income tax return was filed with the Internal Revenue Service during the reporting period. The return included Enron, Portland General and other associated companies. The consolidated tax liability was apportioned under the tax allocation agreements among Enron, Portland General and other members of the consolidated group authorized by Commission order dated March 9, 2004 (Holding Co. Act Release No. 27809). Portland General's separate return tax, as defined thereunder, for the 2003 tax year and the amount of its tax payment to Enron for the same period were each $53,751,535. The total amount paid by all members under the tax allocation agreements was $66,767,064. The aggregate amount of Enron's losses, credits or other attributes contributed to this consolidated tax return include $2,296,997,711 of regular and alternative minimum tax capital loss, $178,167,786 of regular net


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operating loss and $176,788,311 of alternative minimum tax net operating loss.
The value received by Enron for these tax attributes was $43,375,967. Other Enron associate companies that contributed losses to the consolidated return received the balance of the amount paid by the tax paying members, or $23,391,097, for their tax attributes.


                                    SIGNATURE

        Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this certificate of notification in SEC File No. 70-10200 to be signed on its behalf by the undersigned thereunto duly authorized.

        Beginning on December 2, 2001, Enron and certain of its subsidiaries (collectively, the "Debtors") filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Southern District of New York. Additional subsidiaries have continued to file since that time. It is estimated that Enron had in excess of 2,500 subsidiaries prior to its bankruptcy filing. Enron's bankruptcy was followed by the dismissal of its auditors, Arthur Andersen LLP, investigations by numerous state and federal agencies, and the filing of numerous law suits. A significant number of Enron employees were terminated from their positions or left the company voluntarily for employment elsewhere, and many Enron subsidiaries and assets have been sold, wound down, and or closed. All these factors have caused significant disruption at Enron. Consequently, while the information contained in this report is believed to be substantially accurate, and has been compiled based on the best of Enron's knowledge, there can be no assurance that the information in this report is complete.



                                  ENRON CORP. on its behalf and on behalf of its subsidiaries listed on Exhibit H to the Application in SEC File No. 70-10200.


                                  By:    /s/ Robert S. Bingham      DMK
                                         ------------------------------
                                  Name:  Robert S. Bingham
                                  Title: Interim Chief Financial Officer and
                                         Interim Treasurer of Enron Corp.
Date: November 30, 2004
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